STATEMENT OF INVESTMENTS
Dreyfus Strategic Municipals, Inc.
June 30, 2006 (Unaudited)

Long-Term Municipal Investments--151.4%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Alabama--5.3%				
Houston County Health Care Authority (Insured; AMBAC)	6.25	10/1/09	8,000,000 a	8,579,440
Jefferson County, Limited Obligation School Warrants	5.25	1/1/18	16,000,000	16,710,400
Jefferson County, Limited Obligation School Warrants	5.50	1/1/22	4,000,000	4,235,360
Alaska--.7%				
Alaska Housing Finance Corp. (Insured; MBIA)	6.00	6/1/49	4,000,000	4,161,640
Arizona--3.8%				
Coconino County Pollution Control Corp., PCR (Nevada Power Co. Project)	6.38	10/1/36	3,500,000	3,553,480
Maricopa Pollution Control Corp., PCR (Public Service Co.)	5.75	11/1/22	6,000,000	6,066,720
Navajo County Industrial Development Authority, IDR (Stone Container Corp. Project)	7.40	4/1/26	1,585,000	1,629,063
Scottsdale Industrial Development Authority, HR (Scottsdale Healthcare)	5.80	12/1/11	6,000,000 a	6,552,240
Tuscon, Water System Revenue (Insured; FGIC)	5.00	7/1/21	3,500,000	3,600,625
Arkansas--1.6%				
Arkansas Development Finance Authority, SFMR (Mortgage Backed Securities Program) (Collateralized: FNMA and GNMA)	6.45	7/1/31	25,000	25,001
Arkansas Development Finance Authority, SFMR (Mortgage Backed Securities Program) (Collateralized: FNMA and GNMA)	6.25	1/1/32	2,775,000	2,828,030
Little Rock School District (Insured; FSA)	5.25	2/1/30	6,000,000	6,171,240
California--10.8%				
California, GO	5.50	4/1/28	3,565,000	3,814,193
California, GO	5.25	4/1/34	5,000,000	5,161,150
California, GO (Various Purpose)	5.00	2/1/33	10,000,000	10,078,000
California Infrastructure and Economic Development Bank, Bay Area Toll Bridges Seismic Retrofit Revenue (First Lien) (Insured; FSA)	5.25	7/1/13	10,000,000 a	10,798,100
California Pollution Control Financing Authority, SWDR (Keller Canyon Landfill Co. Project)	6.88	11/1/27	2,000,000	2,004,300
California Statewide Communities Development Authority, Revenue (Bentley School)	6.75	7/1/32	2,000,000	2,156,940
Golden State Tobacco Securitization Corp., Tobacco Settlement Asset-Backed Bonds	5.00	6/1/21	1,620,000	1,624,633
Golden State Tobacco Securitization Corp., Tobacco Settlement Asset-Backed Bonds	7.80	6/1/42	8,100,000	9,649,935
Golden State Tobacco Securitization Corp., Tobacco Settlement Asset-Backed Bonds	7.90	6/1/42	2,000,000	2,394,460
Los Angeles Unified School District (Insured; FSA)	5.25	7/1/20	7,200,000	7,621,416
State Public Works Board of California, LR Department of General Services (Butterfield State Office Complex)	5.25	6/1/30	5,000,000	5,159,650

Colorado--5.2%				
Beacon Point Metropolitan District	6.25	12/1/35	2,000,000	2,096,280
Colorado Housing Finance Authority (Collateralized; FHA)	6.60	8/1/32	2,290,000	2,372,074
Denver City and County, Special Facilities Airport Revenue (United Airlines Project)	6.88	10/1/32	7,135,000 b	7,304,456
Northwest Parkway Public Highway Authority, Revenue	7.13	6/15/41	10,750,000	9,988,040
Silver Dollar Metropolitan District	7.05	12/1/06	4,870,000 a	4,932,677
Southlands Metropolitan District Number 1	7.13	12/1/34	2,000,000	2,182,080
Florida--3.8%				
Deltona, Utilities System Revenue (Insured; MBIA)	5.13	10/1/27	6,000,000	6,182,640
Florida Housing Finance Corp., Housing Revenue (Nelson Park Apartments) (Insured; FSA)	6.40	3/1/40	5,000	5,255
Florida Housing Finance Corp., Housing Revenue (Nelson Park Apartments) (Insured; FSA)	10.54	3/1/40	4,125,000 c,d	4,755,218
Highlands County Health Facilities Authority, HR (Adventist Health System/Sunbelt Obligated Group)	5.25	11/15/36	7,000,000	7,165,550
Orange County Health Facilities Authority, HR (Orlando Regional Healthcare System)	6.00	10/1/09	45,000 a	48,076
Orange County Health Facilities Authority, HR (Orlando Regional Healthcare System)	6.00	10/1/26	1,955,000	2,048,977
Palm Bay, Educational Facilities Revenue (Patriot Charter School Project)	7.00	7/1/36	1,000,000	1,033,220
Georgia--2.6%				
Augusta, Water and Sewer Revenue (Insured; FSA)	5.25	10/1/39	3,000,000	3,114,690
Brooks County Development Authority, Senior Health and Housing Facilities Revenue (Presbyterian Home, Quitman, Inc.) (Collateralized; GNMA)	5.70	1/20/39	4,445,000	4,752,238
Milledgeville-Baldwin County Development Authority, Revenue (Georgia College and State Foundation)	6.00	9/1/13	2,090,000	2,244,138
Milledgeville-Baldwin County Development Authority, Revenue (Georgia College and State Foundation)	6.00	9/1/33	2,000,000	2,134,200
Peach County Development Authority, Student Housing Facilities Revenue (Fort Valley State University Foundation Property LLC Project) (Insured; AMBAC)	4.50	6/1/37	2,500,000	2,362,400
Hawaii--.5%				
Hawaii Department of Transportation, Special Facilities Revenue (Caterair International Corp. Project)	10.13	12/1/10	2,600,000	2,605,252
Idaho--.9%				
Madison County, HR, COP	5.25	9/1/37	1,650,000	1,653,482
Power County Industrial Development Corp., SWDR (FMC Corp. Project)	6.45	8/1/32	3,250,000	3,459,073
Illinois--12.3%				
Chicago (Insured; FGIC)	6.13	7/1/10	14,565,000 a	15,865,946
Chicago, SFMR (Collateralized: FHLMC, FNMA and GNMA)	6.55	4/1/33	3,440,000	3,501,989

Chicago,
   Wastewater Transmission
   Revenue (Insured; MBIA)
	6.00	1/1/10	3,000,000 a	3,225,000

Chicago O'Hare International
   Airport, Special Facilities
   Revenue (American Airlines
   Inc. Project)
	8.20	12/1/24	6,500,000	6,694,870

Illinois Educational Facilities
   Authority, Revenue (Chicago
   University) (Insured; MBIA)
	5.13	7/1/38	6,995,000	7,091,881

Illinois Educational Facilities
   Authority, Revenue
   (Northwestern University)
	5.00	12/1/38	5,000,000	5,050,700

Illinois Educational Facilities
   Authority, Revenue (University
   of Chicago) (Insured; MBIA)
	5.13	7/1/08	5,000 a	5,170

Illinois Health Facilities
   Authority, Revenue (Advocate
   Health Care Network)
	6.13	11/15/10	4,020,000 a	4,361,218

Illinois Health Facilities
   Authority, Revenue (Swedish
   American Hospital)
	6.88	5/15/10	4,970,000 a	5,472,368

Illinois Health Facilities
   Authority, Revenue (OSF
   Healthcare System)
	6.25	11/15/09	7,730,000 a	8,356,516

Lombard Public Facilities Corp.,
   Conference Center and First
   Tier Hotel Revenue
	7.13	1/1/36	3,500,000	3,699,745

Metropolitan Pier and Exposition
   Authority, Dedicated State Tax
   Revenue (McCormick Place
   Expansion) (Insured; MBIA)
	5.25	6/15/42	5,325,000	5,516,168

Indiana--2.2%				
Franklin Township School Building Corp., First Mortgage	6.13	7/15/10	6,500,000 a	7,140,120
Indiana Housing Finance Authority, SFMR	5.95	1/1/29	850,000	865,504
Petersburg, PCR (Indiana Power and Light)	6.38	11/1/29	4,150,000	4,456,187
Kansas--4.4%				

Kansas Development Finance
   Authority, Revenue (Board of
   Regents-Scientific Resource)
   (Insured; AMBAC)
	5.00	10/1/21	5,290,000	5,515,460

Kansas Development Finance
   Authority, Health Facility
   Revenue (Sisters of Charity)
	6.25	12/1/28	3,000,000	3,229,140

Sedgwick and Shawnee Counties,
   SFMR (Mortgage Backed
   Securities Project)
   (Collateralized: FNMA and GNMA)
	6.30	12/1/32	5,275,000	5,391,841

Wichita,
   HR (Christian Health System
   Inc.)
	6.25	11/15/24	10,000,000	10,568,200

Kentucky--1.2%				

Kentucky Area Development Districts
   Financing Trust, COP (Lease
   Acquisition Program)
	5.50	5/1/27	2,000,000	2,063,940

Kentucky Economic Development
   Finance Authority, MFHR
   (Christian Care Communities
   Projects) (Collateralized;
   GNMA)
	5.25	11/20/25	2,370,000	2,469,967

Kentucky Economic Development
   Finance Authority, MFHR
   (Christian Care Communities
   Projects) (Collateralized;
   GNMA)
	5.38	11/20/35	1,805,000	1,886,387

Louisiana--.5%				

Louisiana Public Facilities
   Authority, Revenue (Pennington
   Medical Foundation Project)
	5.00	7/1/31	1,500,000	1,502,925

Saint James Parish,
   SWDR (Freeport-McMoran
   Partnership)
	7.70	10/1/22	1,405,000	1,406,405

Maine--.5%				
Maine Housing Authority, Mortgage Purchase	5.30	11/15/23	2,825,000	2,907,377

Maryland--1.8%

Maryland Economic Development Corp., Senior Student Housing Revenue (University of Maryland, Baltimore Project)	5.75	10/1/33	4,500,000	4,271,535
Maryland Economic Development Corp., Student Housing Revenue (University of Maryland, College Park Project)	6.50	6/1/13	3,000,000 a	3,413,970
Maryland Health and Higher Educational Facilities Authority, Revenue (Maryland Institute College of Art Issue)	5.00	6/1/30	2,500,000 e	2,496,775

Massachusetts--2.5%

Massachusetts Health and Educational Facilities Authority, Revenue (Civic Investments)	9.00	12/15/15	1,900,000	2,313,136
Massachusetts Health and Educational Facilities Authority, Revenue (Partners Healthcare System)	5.75	7/1/32	5,000,000	5,345,000
Massachusetts Industrial Finance Agency, RRR (Ogden Haverhill Project)	5.60	12/1/19	6,000,000	6,164,100

Michigan--7.1%

Charyl Stockwell Academy, COP	5.90	10/1/35	2,580,000	2,580,568
Detroit School District, GO (School Building and Site Improvement) (Insured; FGIC)	5.00	5/1/28	5,000,000 e	5,064,650
Kent Hospital Finance Authority, Revenue (Metropolitan Hospital Project)	6.00	7/1/35	5,930,000	6,302,641
Kent Hospital Finance Authority, Revenue (Metropolitan Hospital Project)	6.25	7/1/40	3,000,000	3,236,940
Michigan Hospital Finance Authority, HR (Ascension Health Credit)	6.13	11/15/09	5,000,000 a	5,385,650
Michigan Strategic Fund, LOR (Detroit Edison Co. Exempt Facilities Project) (Insured; XLCA)	5.25	12/15/32	3,000,000	3,090,240
Michigan Strategic Fund, SWDR (Genesee Power Station Project)	7.50	1/1/21	14,000,000	13,872,180

Minnesota--4.5%

Dakota County Community Development Agency, SFMR (Mortgage-Backed Securities Program) (Collateralized: GNMA, FHLMC and FNMA)	5.30	12/1/39	5,000,000	5,185,500
Duluth Economic Development Authority, Health Care Facilities Revenue (Saint Luke's Hospital)	7.25	6/15/32	5,000,000	5,330,250
Saint Paul Housing and Redevelopement Authority, Hospital Facility Revenue (HealthEast Project)	6.00	11/15/25	2,000,000	2,138,220
Saint Paul Housing and Redevelopment Authority, Hospital Facility Revenue (HealthEast Project)	6.00	11/15/30	2,000,000	2,139,600
Saint Paul Port Authority, Hotel Facility Revenue (Radisson Kellogg Project)	7.38	8/1/08	3,000,000 a	3,286,740
United Hospital District of Todd, Morrison, Cass and Wadena Counties, General Obligation, Health Care Facilities Revenue (Lakewood Health System)	5.13	12/1/24	1,500,000	1,519,590
Winona, Health Care Facilities Revenue (Winona Health)	6.00	7/1/26	5,000,000	5,318,000

Mississippi--3.4%

Clairborne County, PCR (System Energy Resources, Inc.)	6.20	2/1/26	4,545,000	4,571,815
Mississippi Business Finance Corp., PCR (System Energy Resource Inc. Project)	5.88	4/1/22	14,310,000	14,377,114
Missouri--2.9%				
Missouri Development Finance Board, Infrastructure Facilities Revenue (Branson Landing Project)	5.38	12/1/27	2,000,000	2,035,840
Missouri Development Finance Board, Infrastructure Facilities Revenue (Branson Landing Project)	5.50	12/1/32	4,500,000	4,605,930
Missouri Development Finance Board, Infrastructure Facilities Revenue (Independence, Crackerneck Creek Project)	5.00	3/1/28	2,000,000	2,009,460
Missouri Health and Educational Facilities Authority, Health Facilities Revenue (Saint Anthony's Medical Center)	6.25	12/1/10	6,750,000 a	7,403,940
Montana--.3%				
Montana Board of Housing, SFMR	6.45	6/1/29	1,490,000	1,519,889
Nevada--2.9%				
Clark County, IDR (Nevada Power Co. Project)	5.60	10/1/30	3,000,000	3,010,740
Washoe County (Reno-Sparks Convention Center) (Insured; FSA)	6.40	1/1/10	12,000,000 a	12,971,280
New Hampshire--2.6%				
New Hampshire Business Finance Authority, PCR (Public Service Co. of New Hampshire) (Insured; AMBAC)	6.00	5/1/21	7,000,000	7,351,610
New Hampshire Health and Educational Facilities Authority, Revenue (Exeter Project)	6.00	10/1/24	1,000,000	1,087,830
New Hampshire Health and Educational Facilities Authority, Revenue (Exeter Project)	5.75	10/1/31	1,000,000	1,048,750
New Hampshire Industrial Development Authority, PCR (Connecticut Light)	5.90	11/1/16	5,000,000	5,139,000
New Jersey--7.0%				
New Jersey Economic Development Authority, Cigarette Tax Revenue	5.75	6/15/34	2,500,000	2,617,800
New Jersey Health Facilities Financing Authority, Revenue (Christian Health Care Center)	8.75	7/1/06	12,745,000 a	12,998,243
New Jersey Transportation Trust Fund Authority (Transportation System)	5.25	12/15/22	5,000,000	5,327,400
New Jersey Turnpike Authority, Turnpike Revenue (Insured; AMBAC)	5.00	1/1/35	4,500,000	4,543,110
Tobacco Settlement Financing Corp. of New Jersey, Tobacco Settlement Asset-Backed Bonds	6.38	6/1/32	4,000,000	4,346,200
Tobacco Settlement Financing Corp. of New Jersey, Tobacco Settlement Asset-Backed Bonds	7.00	6/1/41	8,320,000	9,441,453
New Mexico--1.1%				
Farmington, PCR (Tucson Electric Power Co. San Juan)	6.95	10/1/20	4,000,000	4,163,400
New Mexico Mortgage Finance Authority, SFMR (Collateralized: FHLMC, FNMA and GNMA)	7.00	9/1/31	1,985,000	1,995,759
New York--5.9%				
Long Island Power Authority,				

Electric System Revenue	6.06	12/1/16	10,000,000 c,d	10,688,500
New York City Industrial Development Agency, Liberty Revenue (7 World Trade Center Project)	6.25	3/1/15	3,000,000	3,184,500
New York City Industrial Development Agency, Special Facility Revenue (American Airlines, Inc. John F. Kennedy International Airport Project)	8.00	8/1/28	2,800,000	3,337,936
New York Liberty Development Corp., Revenue (Goldman Sachs Headquarters Issue)	5.25	10/1/35	5,000,000 e	5,330,850
Tobacco Settlement Financing Corp. of New York, Asset-Backed Revenue Bonds (State Contigency Contract Secured)	5.25	6/1/21	5,000,000	5,246,700
Triborough Bridge and Tunnel Authority, Revenue	5.25	11/15/30	5,220,000	5,405,153
North Carolina--.6%				
Gaston County Industrial Facilities and Pollution Control Financing Authority, Exempt Facilities Revenue (National Gypsum Co. Project)	5.75	8/1/35	3,000,000	3,127,500
North Dakota--.2%				
North Dakota Housing Finance Agency, Home Mortgage Revenue (Housing Finance Program)	6.15	7/1/31	1,090,000	1,109,827
Ohio--6.6%				
Canal Winchester Local School District (Insured; MBIA)	0.00	12/1/29	3,955,000	1,235,582
Canal Winchester Local School District (Insured; MBIA)	0.00	12/1/31	3,955,000	1,115,152
Cincinnati, Water Systems Revenue	5.00	12/1/21	3,800,000	3,902,106
Cincinnati City School District, Classroom Facilities Construction and Improvement (Insured; FSA)	5.00	12/1/31	2,000,000	2,044,060
Cleveland State University, General Receipts (Insured; FGIC)	5.00	6/1/34	5,000,000	5,099,700
Cuyahoga County, Revenue	6.00	1/1/32	750,000	817,402
Ohio Air Quality Development Authority, PCR (Cleveland Electric Illumimating Co. Project) (Insured; ACA)	6.10	8/1/20	3,000,000	3,096,000
Ohio Water Development Authority, Pollution Control Facilities Revenue (Cleveland Electric Illuminating Co. Project) (Insured; ACA)	6.10	8/1/20	4,350,000	4,489,200
Toledo Lucas County Port Authority, Airport Revenue (Baxter Global Project)	6.25	11/1/13	4,100,000	4,152,193
Trotwood-Madison City School District, School Improvement (Insured; FGIC)	5.00	12/1/30	10,495,000	10,693,565
Oklahoma--2.8%				
Oklahoma Housing Finance Agency, SFMR (Homeownership Loan Program)	7.55	9/1/28	1,210,000	1,217,296
Oklahoma Housing Finance Agency, SFMR (Homeownership Loan Program) (Collateralized: FNMA and GNMA)	7.55	9/1/27	1,240,000	1,275,501
Oklahoma Industries Authority, Health System Revenue (Obligated Group) (Insured; MBIA)	5.75	8/15/09	5,160,000 a	5,471,251
Oklahoma Industries Authority, Health System Revenue (Obligated Group) (Insured; MBIA)	5.75	8/15/29	7,070,000	7,445,276
Oregon--2.5%				
Port of Portland,				

International Airport Revenue (Portland International Airport) (Insured; AMBAC)	5.50	7/1/24	5,000,000	5,211,350
Western Generation Agency, Cogeneration Project Revenue (Wauna Cogeneration Project)	7.40	1/1/16	5,750,000	5,770,815
Western Generation Agency, Cogeneration Project Revenue (Wauna Cogeneration Project)	7.13	1/1/21	2,900,000	2,909,831

Pennsylvania--3.5%				
Abington School District (Insured; FSA)	5.13	10/1/34	4,085,000	4,204,568
Pennsylvania Economic Development Financing Authority, Exempt Facilities Revenue (Reliant Energy Seward, LLC Project)	6.75	12/1/36	2,500,000	2,677,850
Pennsylvania Economic Development Financing Authority, SWDR (USG Corporation Project)	6.00	6/1/31	8,000,000	8,223,680
York County Hospital Authority, Revenue (Health Center-Lutheran Social Services)	6.50	4/1/22	4,250,000	4,273,120
South Carolina--3.0%				
Greenville County School District, Installment Purchase Revenue (Building Equity Sooner for Tomorrow)	5.50	12/1/12	5,000 a	5,426
Greenville County School District, Installment Purchase Revenue (Building Equity Sooner for Tomorrow)	6.76	12/1/28	10,010,000 c,d	11,717,306
Greenville Hospital System, Hospital Facilities Revenue (Insured; AMBAC)	5.50	5/1/26	5,000,000	5,299,650
Tennessee--3.4%				
Johnson City Health and Educational Facilities Board, Hospital First Mortgage Revenue (Mountain States Health Alliance)	7.50	7/1/25	5,000,000	5,765,600
Johnson City Health and Educational Facilities Board, Hospital First Mortgage Revenue (Mountain States Health Alliance)	7.50	7/1/33	3,000,000	3,449,190
Memphis Center Revenue Finance Corp., Sports Facility Revenue (Memphis Redbirds)	6.50	9/1/28	10,000,000	9,672,200
Texas--12.5%				
Alliance Airport Authority Inc., Special Facilities Revenue (American Airlines, Inc. Project)	7.50	12/1/29	7,500,000	7,498,800
Austin Convention Enterprises Inc., Hotel Revenue (Convention Center)	6.70	1/1/28	4,000,000	4,242,880
Brazos River Authority, PCR (TXU Energy Co. LLC Project)	6.75	10/1/38	1,650,000	1,846,647
Dallas-Fort Worth International Airport, Facility Improvement Corp. Revenue (American Airlines Inc.)	6.38	5/1/35	6,630,000	6,548,252
Harris County Health Facilities Development Corp., HR (Memorial Hermann Healthcare System)	6.38	6/1/11	8,500,000 a	9,453,020
Houston, Airport System Special Facilities Revenue (Continental Airlines, Inc. Terminal E Project)	6.75	7/1/29	5,125,000	5,454,332
Houston, Airport System Special Facilities Revenue (Continental Airlines, Inc. Terminal E Project)	7.00	7/1/29	3,800,000	4,056,462
Sabine River Authority, PCR (TXU Electric Co. Project)	6.45	6/1/21	11,300,000	12,035,178
Sam Rayburn Municipal Power Agency, Power Supply System Revenue	5.75	10/1/21	6,000,000	6,402,660
Texas Department of Housing and Community Affairs, Home Mortgage Revenue (Collateralized: FHLMC, FNMA				

and GNMA)	9.62	7/2/24	1,300,000 c	1,368,679
Texas Turnpike Authority, Central Texas Turnpike System Revenue (Insured; AMBAC)	5.75	8/15/38	7,100,000	7,670,201
Tyler Health Facilities Development Corp., HR (East Texas Medical Center Regional Healthcare System Project)	6.75	11/1/25	3,000,000	3,038,400
Utah--.7%				
Carbon County, Solid Waste Disposal Facility Revenue (Sunnyside Cogeneration Associates Project)	7.10	8/15/23	3,722,000	3,924,588
Vermont--.2%				
Vermont Housing Finance Agency, Single Family Housing (Insured; FSA)	6.40	11/1/30	1,165,000	1,183,873
Virginia--2.2%				
Greater Richmond Convention Center Authority, Hotel Tax Revenue (Convention Center Expansion Project)	6.25	6/15/10	10,500,000 a	11,465,475
Industrial Development Authority of Pittsylvania County, Exempt Facility Revenue (Multitrade of Pittsylvania County, L.P. Project)	7.65	1/1/10	800,000	846,072
Washington--2.5%				
Energy Northwest, Wind Project Revenue	5.88	1/1/07	3,000,000 a	3,118,650
Seattle, Water System Revenue (Insured; FGIC)	6.00	7/1/09	10,000,000 a	10,683,100
West Virginia--3.0%				
Braxton County, SWDR (Weyerhaeuser Co. Project)	6.13	4/1/26	14,000,000	14,459,200
West Virginia Water Development Authority, Water Development Revenue (Insured; AMBAC)	6.38	7/1/39	2,250,000	2,442,015
Wisconsin--7.1%				
Badger Tobacco Asset Securitization Corp., Tobacco Settlement Asset-Backed Bonds	7.50	6/1/27	6,290,000 c,d	7,056,374
Badger Tobacco Asset Securitization Corp., Tobacco Settlement Asset-Backed Bonds	7.00	6/1/28	22,995,000	25,555,033
Madison, IDR (Madison Gas and Electric Co.)	5.88	10/1/34	2,390,000	2,520,446
Wisconsin Health and Educational Facilities Authority, Revenue (Aurora Health Care)	6.40	4/15/33	4,000,000	4,349,240
Wyoming--.8%				
Sweetwater County, SWDR (FMC Corp. Project)	5.60	12/1/35	4,500,000	4,677,705
U.S. Related--1.5%				
Children's Trust Fund of Puerto Rico, Tobacco Settlement Asset-Backed Bonds	0.00	5/15/55	20,000,000	658,800
Guam Housing Corp., SFMR (Collateralized; FHLMC)	5.75	9/1/31	965,000	1,055,170
Puerto Rico Highway and Transportation Authority, Transportation Revenue	6.00	7/1/10	6,000,000 a	6,496,800
Total Long-Term Municipal Investments (cost $804,219,158)				**845,056,792**

Short-Term Municipal Investments--.4%	**Coupon Rate (%)**	**Maturity Date**	**Principal Amount ($)**	**Value ($)**
Alaska--.3%				
Valdez, Marine Terminal Revenue (Exxon Pipeline Co. Project)	3.88	7/1/06	1,500,000 f	1,500,000
Texas--.0%				
Lower Neches Valley Authority Industrial Development Corporation, Exempt Facilities Revenue, Refunding (ExxonMobil				

	3.88	7/1/06	100,000 f	100,000
Project)				

Utah--.1%

Weber County,
    HR (IHC Health Services, Inc.)
    (Liquidity Facility; Dexia

	3.98	7/1/06	500,000 f	500,000
Credit Locale)				

Total Short-Term Municipal Investments			
(cost $2,100,000)			**2,100,000**
Total Investments (cost $806,319,158)		**151.8%**	**847,156,792**
Liabilities, Less Cash and Receivables		**(.7%)**	**(3,934,284)**
Preferred Stock, at redemption value		**(51.1%)**	**(285,000,000)**
Net Assets Applicable to Common Shareholders		**100.0%**	**558,222,508**

a   These securities are prerefunded; the date shown represents the prerefunded date. Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.

b   Non-income producing security; interest payments in default.

c   Inverse floater security--the interest rate is subject to change periodically.

d   Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At June 30, 2006, these securities amounted to $34,217,398 or 6.1% of net assets applicable to Common Shareholders.

e   Purchased on a delayed delivery basis.

f   Securities payable on demand. Variable interest rate--subject to periodic change.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

Summary of Abbreviations

ACA	American Capital Access	**AGC**	ACE Guaranty Corporation
AGIC	Asset Guaranty Insurance Company	**AMBAC**	American Municipal Bond Assurance
ARRN	Adjustable Rate Receipt Notes	**BAN**	Bond Anticipation Notes
BIGI	Bond Investors Guaranty Insurance	**BPA**	Bond Purchase Agreement
CGIC	Capital Guaranty Insurance Company	**CIC**	Continental Insurance Company
CIFG	CDC Ixis Financial Guaranty	**CMAC**	Capital Market Assurance Corporation
COP	Certificate of Participation	**CP**	Commercial Paper
EDR	Economic Development Revenue	**EIR**	Environmental Improvement Revenue
FGIC	Financial Guaranty Insurance Company	**FHA**	Federal Housing Administration
FHLB	Federal Home Loan Bank	**FHLMC**	Federal Home Loan Mortgage Corporation
FNMA	Federal National Mortgage Association	**FSA**	Financial Security Assurance
GAN	Grant Anticipation Notes	**GIC**	Guaranteed Investment Contract
GNMA	Government National Mortgage Association	**GO**	General Obligation
HR	Hospital Revenue	**IDB**	Industrial Development Board
IDC	Industrial Development Corporation	**IDR**	Industrial Development Revenue
LOC	Letter of Credit	**LOR**	Limited Obligation Revenue
LR	Lease Revenue	**MBIA**	Municipal Bond Investors Assurance
MFHR	Multi-Family Housing Revenue	**MFMR**	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue	**RAC**	Revenue Anticipation Certificates
RAN	Revenue Anticipation Notes	**RAW**	Revenue Anticipation Warrants
RRR	Resources Recovery Revenue	**SAAN**	State Aid Anticipation Notes
SBPA	Standby Bond Purchase Agreement	**SFHR**	Single Family Housing Revenue
SFMR	Single Family Mortgage Revenue	**SONYMA**	State of New York Mortgage Agency
SWDR	Solid Waste Disposal Revenue	**TAN**	Tax Anticipation Notes
TAW	Tax Anticipation Warrants	**TRAN**	Tax and Revenue Anticipation Notes
XLCA	XL Capital Assurance		